UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:	1-14157 (Telephone and Data Systems, Inc.)
1-9712 (United States Cellular Corporation)

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
40th Floor
Chicago, IL  60602

B.    Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
40th Floor
Chicago, IL  60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Suite 700
Chicago, IL  60631

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

McGladrey & Pullen, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Management Committee
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 and schedule of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
Deerfield, Illinois
June 26, 2009

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2008 and 2007

	2008	2007
Assets

Investments, at fair value	$317,020,381	$402,115,883

Receivables:
Accrued income	378,165	9,332
Due from broker for securities sold	73,541,504	153,251,956
Total receivables	73,919,669	153,261,288

Total Assets	390,940,050	555,377,171

Liabilities

Due to broker for securities purchased	73,717,095	153,749,513

Total Liabilities	73,717,095	153,749,513

Net Assets Available for Benefits at Fair Value	317,222,955	401,627,658

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	949,020	869,981

Net Assets Available for Benefits	$318,171,975	$402,497,639

See Notes to Financial Statements.

2

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year Ended December 31, 2008

Additions to Plan Assets Attributed to
Investment income:
Interest and dividends	$9,882,333

Contributions:
Participants’	40,337,919
Employers’	20,575,882
Participant rollovers	1,167,793
Total additions	71,963,927

Deductions From Plan Assets Attributed to
Net depreciation in fair value of investments	130,167,716
Benefits paid to participants	25,989,332
Investment expenses	132,543
Total deductions	156,289,591

Net decrease	(84,325,664)

Net assets available for benefits:
Beginning of year	402,497,639

End of year	$318,171,975

See Notes to Financial Statements.

3

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 1. Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan summary plan description for a more complete description of the Plan’s provisions.

General:  The Plan is a contributory tax-exempt profit-sharing plan established by Telephone and Data Systems, Inc. (TDS, the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company is the administrator and sponsor of the Plan and has appointed The Bank of New York Mellon (formerly The Bank of New York) as directed trustee of the Plan.  The Bank of New York Mellon is the asset custodian of the Plan, and they provide record keeping and reporting services to the Plan in conjunction with Hewitt Associates, the Plan’s third-party administrator.  The Plan qualifies under Section 401(a) of the Internal Revenue Code.  All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) that are age twenty-one or older are eligible to participate.  The Plan allows participants to enter the Plan upon the latter of their first day of employment or twenty-first birthday.  Participation is completely voluntary.

The Plan’s assets are overseen by an investment management committee appointed by TDS.  The investment management committee is authorized to invest Plan assets as directed by the participants.

Contributions:  Effective January 1, 2008, any eligible employee with 90 days or more of continuous employment is automatically enrolled in the Plan at a 3% deferral rate with the rate increasing by 1% annually until it reaches 10%, unless the employee elects otherwise. The Vanguard Target Date Retirement Funds were added to the Plan as the Qualified Default Investment Alternative (QDIA) for automatic enrollment.

Participants may contribute up to 60% of pretax annual compensation (salary reduction contributions), as defined in the Plan.  Participants may also contribute amounts representing eligible distributions from other qualified plans (rollover contributions).

The employer matching contribution is 100% on the first 3% of a participant’s salary reduction contributions and 40% on the next 2% of salary reduction contributions.

Employer contributions are allocated to an employee’s account based on the employee’s investment elections.

Contributions are subject to certain limitations.

Participants’ Accounts and Investment Options:  Each participant’s account is credited with the participant’s salary reduction contributions and employer’s matching contributions and Plan earnings/losses.  Allocations are based on participant contributions and account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may invest their salary reduction contributions, any rollover account balances, and employer matching contributions into a variety of investment options as more fully described in the Plan’s literature.  Participants may change their investment options via telephone or internet at any time.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 1. Description of the Plan (Continued)

Vesting:  Participants are always 100% vested in their salary reduction and rollover contributions plus actual earnings thereon.  Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service and is subject to a graded vesting schedule as follows:

Effective January 1, 2008
Vesting Years of Service	Percentage Vested

1	34%
2	100%

Prior to January 1, 2008
Vesting Years of Service	Percentage Vested

1	34%
2	67%
3	100%

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65, death or disability.

Forfeited Accounts:  During the year ended December 31, 2008, forfeited non-vested accounts were used to reduce employer contributions by $384,091.  All such forfeitures were used at December 31, 2008.

Payment of Benefits:  Vested benefits may be paid to the participant upon termination of employment, as defined in the Plan.  The total vested portion of a participant’s account balance may be distributed in the form of a lump-sum payment or installments.  Participants experiencing a qualified financial hardship may withdraw a portion of their account balance as defined in the Plan.

Participant Loans:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions).  These loans are secured by the balance in the participant’s account.  The loans bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the loan is processed.  Principal and interest is paid ratably through after-tax payroll deductions.  The repayment period on the loan can range from one to five years.  Loans will be considered in default if no loan payment is received during any 90-day period.

Termination of Plan:  Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their accounts.

Plan Expenses:  All administrative, recordkeeping and auditing fees are borne by TDS.  Investment expenses are paid by Plan participants.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates:  The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition:  Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 — Fair Value Measurements for further information on the fair value of the Plan’s assets.

Net depreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments.  The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.  Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan made changes to the investment options available effective January 1, 2009 and January 1, 2008.  The trades for these changes were effective December 31, 2008 and December 31, 2007, respectively, which resulted in significant due to/due from activity on the Statement of Net Assets Available for Benefits at December 31, 2008 and December 31, 2007.

Payment of Benefits:  Benefits are recorded when paid.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 3. Fair Value Measurements

As of the beginning of the Plan year ended December 31, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”).  The three levels of the fair value hierarchy under SFAS 157 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values Common Stock and Mutual Funds based on the closing price reported on the active market on which the individual securities are traded.  Common Stock and Mutual Funds are classified within Level 1 of the valuation hierarchy.

The Plan values Deposit Accounts based on a statement provided by the financial institution which shows the principal plus accrued interest at the measurement date.  This amount is the cash which the Plan would receive if it liquidated its position.  Deposit Accounts are classified within Level 2 of the valuation hierarchy.

The Investment Contracts are bank common trusts that invest in synthetic investment contracts which are backed by investments issued by insurance companies and banks.  The Net Asset Value (NAV) for the Investment Contracts is $1 per share.  The Investment Contracts are valued based on the value provided by the administrator of the fund and are classified within Level 3 of the valuation hierarchy.

The Plan values Loans to Participants based on amortized cost, which approximates fair value.  Loans are classified within Level 3 of the valuation hierarchy.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 3. Fair Value Measurements (Continued)

The following tables set forth by level within the fair value hierarchy the investment assets at fair value, as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Mutual Funds	$191,698,510	$—	$—	$191,698,510
Deposit Accounts	—	1,380,791	—	1,380,791
Common Stock	43,797,443	—	—	43,797,443
Insurance Contracts	—	—	72,592,484	72,592,484
Loans to Participants	—	—	7,551,153	7,551,153
Total plan assets at fair value	$235,495,953	$1,380,791	$80,143,637	$317,020,381

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008.

	Insurance Contracts	Loans to Participants	Total
Balance, beginning of year	$55,733,731	$7,229,821	$62,963,552
Realized and unrealized gains / (losses)	(78,784)	—	(78,784)
Acquisitions	30,775,656	4,449,055	35,224,711
Dispositions	(13,838,119)	(4,127,723)	(17,965,842)
Transfers in and / or (out of) level 3	—	—	—
Balance, end of year	$72,592,484	$7,551,153	$80,143,637

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 4. Investments

The following presents investments as of December 31, 2008 and 2007.

	2008		2007

Bank Common Trusts
The Bank of New York (1)	$—		$3,336,048
ABN AMRO Income Plus Fund (2)	—		56,603,712	*
Vanguard Retirement Savings Trust II (2)	73,541,504	*	—

Deposit Account
BSDT Late Money Deposit Account	1,380,791		—

Common Stock
Telephone and Data Systems, Inc.	15,122,017		24,969,199	*
Telephone and Data Systems, Inc. Special	6,641,576		14,717,491
United States Cellular Corporation	22,033,850	*	36,916,536	*

Mutual Funds
Mutual Funds Available for Participant Contributions:
Vanguard Institutional Index Fund	34,624,487	*	57,063,253	*
Vanguard Small Cap Value Index Fund	9,143,814		11,654,104
Vanguard Value Index Fund	18,132,897	*	28,950,996	*
Vanguard Small Cap Growth Index Fund	10,619,981		16,120,945
Vanguard Total Bond Market Index Fund	43,044,174	*	32,973,188	*
Vanguard Growth Index Fund	30,737,316	*	54,594,136	*
Vanguard Total International Stock Index Fund	30,941,443	*	57,856,435	*
Vanguard Target Retirement Income Fund	876,588		—
Vanguard Target 2005 Retirement Fund	401,754		—
Vanguard Target 2010 Retirement Fund	605,549		—
Vanguard Target 2015 Retirement Fund	1,507,840		—
Vanguard Target 2020 Retirement Fund	1,096,798		—
Vanguard Target 2025 Retirement Fund	1,536,633		—
Vanguard Target 2030 Retirement Fund	1,989,868		—
Vanguard Target 2035 Retirement Fund	1,742,066		—
Vanguard Target 2040 Retirement Fund	1,746,220		—
Vanguard Target 2045 Retirement Fund	1,474,282		—
Vanguard Target 2050 Retirement Fund	1,216,187		—
Mutual Funds Used by the Plan to Invest Cash Pending Settlement:
Dreyfus Treasury & Agency Cash	260,613		—

Participant Loans	7,551,153		7,229,821

Total Investments	$317,969,401		$402,985,864

*	Investment represents 5% or more of the Plan’s net assets.
(1)	Collective Short Term Investment Fund.
(2)	The amount reported is contract value; the fair value of the related assets was $72,592,484 and $55,733,731 at December 31, 2008 and 2007, respectively.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 4. Investments (Continued)

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) earned income as follows:

Net depreciation of fair value:
Common stock	$(37,272,802)
Mutual Funds	(92,894,914)
(130,167,716)

Interest and dividends	9,882,333
Net investment income (loss) of funds	$(120,285,383)

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

The credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in financial markets and the banking system.  These and other economic events have had a significant adverse impact on investment portfolios.  As a result, the Plan’s investments have incurred a significant decline in fair value during 2008.

Note 5. Amount Owed to Participants Withdrawing From the Plan

Amounts owed to participants who have withdrawn from the Plan total $292,278 and $820,640 as of December 31, 2008 and 2007, respectively, and are included in net assets available for benefits.

Note 6. Parties In Interest

Effective July 1, 2007, The Bank of New York Mellon appointed Mellon Bank, N.A., as its agent to perform certain custodial and recordkeeping transactions.  As of December 31, 2007, certain plan investments were shares of a common trust fund sponsored by The Bank of New York Mellon.  The Bank of New York Mellon was the directed trustee of the Plan and, therefore, transactions with this common trust fund qualified as party-in-interest transactions.

The BSDT Late Money Deposit Account is sponsored by The Bank of New York Mellon and, therefore, transactions with this account qualified as party-in-interest transactions in 2008.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc.  The Plan invests in common stock of United States Cellular Corporation.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 7. Tax Status

The Plan obtained its latest determination letter on August 1, 2002 for the Plan document as of November 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  The Plan administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at the financial statement date.  On December 15, 2008, the Plan submitted an application for favorable determination in accordance with the IRC determination letter filing cycle (C) for qualified retirement plans and is awaiting a response from the Internal Revenue Service.

Note 8. Reconciliation of Financial Statements to Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2008 and 2007, and for the year ended December 31, 2008 is as follows:

	2008	2007

Total net assets per Form 5500, Schedule H	$316,927,063	$400,719,155
Adjustment from fair value to contract value for fully benefit responsive investment contracts	949,020	869,981
Benefits payable accrued (deducted) for the 5500	292,278	820,640
Deemed distributions of Participant Loans	3,614	87,863
Net Assets Available for Benefits Per Financial Statements	$318,171,975	$402,497,639

Decrease in net assets per Form 5500, Schedule H	$(83,792,092)
Increase in fair value to contract value for fully benefit responsive investment contracts	79,039
Decrease in benefits payable (deductible) for the 5500	(528,362)
Decrease in deemed distributions of Participant Loans	(84,249)
Decrease in Net Assets Available for Benefits Per Financial Statements	$(84,325,664)

Note 9. Plan Amendment

In July 2008, the Retirement Plan Committee approved an amendment to the Plan allowing Roth 401(k) contributions.  Effective January 1, 2009, participants may contribute up to 60% of annual compensation on a Roth 401(k) after-tax basis.  The combined pre-tax and Roth after-tax contributions may not exceed 60%.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) Plan 003 EIN 36-2669023 December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Bank Common Trust
	Vanguard Retirement Savings Trust II	73,541,504	shares	**	$72,592,484

	Deposit Account
*	BSDT Late Money Deposit Account	1,380,791	shares	**	1,380,791

	Common Stock
*	Telephone and Data Systems, Inc.	476,284	shares	**	15,122,017
*	Telephone and Data Systems, Inc. Special	236,355	shares	**	6,641,576
*	United States Cellular Coporation	509,571	shares	**	22,033,850

	Mutual Funds
	Mutual Funds Available for Participant Contributions:
	Vanguard Institutional Index Fund	419,487	shares	**	34,624,487
	Vanguard Small Cap Value Index Fund	894,698	shares	**	9,143,814
	Vanguard Value Index Fund	1,127,668	shares	**	18,132,897
	Vanguard Small Cap Growth Index Fund	891,686	shares	**	10,619,981
	Vanguard Total Bond Market Index Fund	4,228,308	shares	**	43,044,174
	Vanguard Growth Index Fund	1,514,154	shares	**	30,737,316
	Vanguard Total International Stock Index Fund	2,867,604	shares	**	30,941,443
	Vanguard Target Retirement Income Fund	92,079	shares	**	876,588
	Vanguard Target 2005 Retirement Fund	41,461	shares	**	401,754
	Vanguard Target 2010 Retirement Fund	34,387	shares	**	605,549
	Vanguard Target 2015 Retirement Fund	157,889	shares	**	1,507,840
	Vanguard Target 2020 Retirement Fund	66,192	shares	**	1,096,798
	Vanguard Target 2025 Retirement Fund	165,764	shares	**	1,536,633
	Vanguard Target 2030 Retirement Fund	128,048	shares	**	1,989,868
	Vanguard Target 2035 Retirement Fund	188,331	shares	**	1,742,066
	Vanguard Target 2040 Retirement Fund	115,414	shares	**	1,746,220
	Vanguard Target 2045 Retirement Fund	154,052	shares	**	1,474,282
	Vanguard Target 2050 Retirement Fund	80,118	shares	**	1,216,187
	Mutual Funds Used by the Plan to Invest Cash Pending Settlement:
*	Dreyfus Treasury & Agency Cash	260,613	shares	**	260,613

	Participant Loans
*	Loans to Participants	Loan term 1 - 5 years; Interest rates range from 5.0% to 9.25%			7,551,153
					$317,020,381

*	Represents a party in interest
**	Cost omitted for participant directed investments

12

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERED SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS Plan 003 EIN 36-2669023 Year Ended December 31, 2008

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Cost of Asset	(f) Net Gain/Loss
Single Transactions:
Vanguard Retirement Savings Trust II	Bank Common Trust	$73,323,444	$—	$73,323,444	$—
ABN AMRO Income Plus Fund	Bank Common Trust	—	73,541,504	73,541,504	—

13

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

By	/s/ C. Theodore Herbert
C. Theodore Herbert, Vice President — Human Resources

By	/s/ Douglas D. Shuma
Douglas D. Shuma, Senior Vice President and Corporate Controller

Dated: June 29, 2009